Exhibit 99.2

CONSTAR INTERNATIONAL INC.

LETTER TO HOLDERS

To Holders of Senior Secured Floating Rate Notes due 2012:

Constar International Inc. (the “Company”) is offering upon and subject to the terms and conditions set forth in the Prospectus, dated                     , 2005 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) each $1,000 principal amount of its Senior Secured Floating Rate Notes due 2012 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement (the “Registration Statement”) of which the Prospectus is a part, for each $1,000 principal amount of its outstanding Senior Secured Floating Rate Notes due 2012 (the “Old Notes”), of which $220,000,000 principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated as of February 11, 2005, among the Company, the Guarantors party thereto and the Initial Purchasers named therein.

Briefly, you may either:

a. Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b. Retain your Old Notes.

All tendered Existing Notes must be received on or prior to                     , 2005 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Notes and the Letter of Transmittal, please call the Reorganization Department at (212) 815-6331 of The Bank of New York or write The Bank of New York, 101 Barclay Street–7E, New York, NY 10286.